UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

April 22, 2016

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

78, rue Olivier de Serres
75015 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

Press release

Paris, le 22 April 2016

Orange to acquire a 65% stake in Groupama Banque, which will become Orange Bank

Orange and Groupama have signed an agreement that aims to enable the development of an innovative, 100% mobile banking service. This agreement concludes the exclusive discussions that have been ongoing between the two Groups since January and paves the way for the acquisition by Orange of a 65% stake in Groupama Banque. Groupama will retain the remaining 35%.

Thanks to the resources of the two partners, the bank, for which the legal entity should become Orange Bank, will launch a banking service specifically designed for mobile usage in France at the beginning of 2017. This service will be marketed under the Orange brand within Orange’s own distribution network and under the Groupama brand within Groupama’s distribution networks.

Through Orange Bank, Orange and Groupama will offer all essential banking services over a platform that provides customers with a unique digital experience on their mobile phones. The services proposed will cover current accounts, savings, loans and insurance services, as well as payment. The combined ambition for the two groups is to attract over two million customers in France.

Stéphane Richard, Chairman and Chief Executive Officer of Orange, said: “This agreement is a major step forward in our ambition to diversify into mobile financial services as we outlined in our Essentials2020 strategy. Groupama Banque will bring an existing banking structure as well as considerable experience in managing customer relations remotely within a banking context. This will enable us to move forward rapidly in order to provide our customers with an innovative, 100% mobile banking service, first in France and then in Spain and Belgium. By leveraging the power of its brand, its distribution network and its extensive experience in digital services, Orange aims to bring mobile banking into a new dimension.”

Thierry Martel, CEO of Groupama, said: “This partnership represents an important step for Groupama. It will enable us to leverage Orange’s technical know-how and its expertise in digital services to accelerate our existing online banking activity. Through this partnership, we are effectively combining two powerful and complimentary brands in order to offer our customers a disruptive banking service. We are aiming to put the highstreet bank into our customers’ pockets, turning tomorrow’s bank into today’s reality.”

The completion of this transaction, which is expected during the third quarter of 2016, is subject to the approval of the relevant controlling authorities.

1

About Orange

Orange is one of the world’s leading telecommunications operators with sales of 40 billion euros in 2015 and 156,000 employees worldwide at 31 December2015, including 97,000 employees in France. Present in 28 countries, the Group has a total customer base of 263 million customers worldwide at 31 December 2015, including 201 million mobile customers and 18 million fixed broadband customers. Orange is also a leading provider of global IT and telecommunication services to multinational companies, under the brand Orange Business Services. In March 2015, the Group presented its new strategic plan “Essentials2020” which places customer experience at the heart of its strategy with the aim of allowing them to benefit fully from the digital universe and the power of its new generation networks.

Orange is listed on Euronext Paris (symbol ORA) and on the New York Stock Exchange (symbol ORAN).

For more information on the internet and on your mobile: www.orange.com, www.orange-business.com, www.livetv.orange.com or to follow us on Twitter: @orangegrouppr.

Orange and any other Orange product or service names included in this material are trademarks of Orange or Orange Brand Services Limited.

About Groupama

Group Groupama is a leading mutual insurance company in France. #1 insurer in individual health, #1 insurer of farmers and local authorities, #2 in home insurance, strong positions of a leader benefitting from 3 complementary and attractive brands: Groupama, Gan and Amaguiz. Groupama is active in 11 countries, mostly in Europe with growth drivers in Asia. The group comprises almost 50 companies operating on every field, insurance, services, as well as financial and banking businesses. As of 2015, the group has 13 million customers and 33,500 employees throughout the world, totaling €13.7 billion in premium income.

Read all the latest news of Group Groupama on its website (www.groupama.com) and follow its Twitter account @GroupeGroupama.

About Groupama Banque

Groupama Banque offers a wide and comprehensive range of banking products and services to individuals, professionals and companies. As at the end of 2015, Groupama Banque had more than 530,000 customers, outstanding deposits exceeded €2.1 billion and outstanding loans amounted to ca. €2 billion.

Read all the latest news of Groupama Banque on its website (www.groupamabanque.com) and follow its Twitter account @groupamabanque).

Press contacts Orange: +33 1 44 44 93 93

Tom Wright, tom.wright@orange.com

Emmanuel Gauthier, emmanuel2.gauthier@orange.com

Press contact Groupama: +33 1 44 56 28 56

Guillaume Fregni, guillaume.fregni@groupama.com

ORANGE

Date: April 22, 2016	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations